UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COSCIENS Biopharma Inc.

(Name of the Issuer)

COSCIENS Biopharma Inc.
(Name of Persons Filing Statement)

Common Stock, No Par Value per Share

(Title of Class of Securities)

22112H101

(CUSIP Number of Class of Securities)

Peter Puccetti
Interim CEO and Chairman of the Board	Scott Saks
COSCIENS Biopharma Inc.	Norton Rose Fulbright US LLP
Telephone: (843) 900-3223	1301 Avenue of the Americas
c/o Borden Ladner Gervais, LLP,	New York, New York 10019-6022
22 Adelaide Street West, Suite 3400,	United States
Toronto ON M5H 4E3, Canada	(212) 318-3151

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 7 (“Amendment No. 7”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was previously filed by COSCIENS Biopharma Inc. (referred to herein as “Company”) with the Securities and Exchange Commission on April 4, 2026, as amended by Amendment No. 1 filed on May 4, 2026, Amendment No. 2 filed on May 8, 2026, Amendment No. 3 filed on May 12, 2026, Amendment No. 4 filed on May 20, 2026, Amendment No. 5 filed on June 18, 2026, and Amendment No. 6 filed on June 23, 2026 (the “Transaction Statement”).

This Amendment No. 7 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement to confirm the completion of the transactions contemplated therein and that the conditions for the filing of a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) have been satisfied. At the Annual General and Special Meeting of the Company’s shareholders held on June 17, 2026, the requisite majority of the Company’s common shares, no par value per share (“Common Shares”) present in person or by proxy voted to authorize the changes in the Company’s share capital (the “Share Capital Amendment”), consisting of (a) the consolidation (the “Consolidation”) of the Common Shares on the basis of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares, and (b) the immediate subsequent split (the “Split”) of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share. The Share Capital Amendment became effective on July 3, 2026 (the “Effective Date”) for Common Shares held by shareholders at the close of business on July 2, 2026, and the Common Shares are expected to begin trading on the Toronto Stock Exchange on a post-Share Capital Amendment basis within two business days of the Effective Date under the same trading symbol. Shareholders with positions representing fewer than 150 Common Shares as of the Effective Date became entitled to receive cash consideration equal to the number of pre-Consolidation Common Shares held by such shareholder multiplied by US$1.60, in lieu of participating in the Split. Shareholders with positions representing 150 or more Common Shares as of the Effective Date did not receive cash consideration and instead participated in the Split, resulting in their pre-Consolidation holdings being reduced by a factor of three (subject to rounding). In light of the completion of the Share Capital Amendment, the Company will proceed with filing a Form 15 with the SEC, which is anticipated to allow the Company to suspend its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, effective upon the filing thereof on July 6, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete, and correct.

COSCIENS BIOPHARMA INC.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

Dated: July 6, 2026